Exhibit 20(a)




                                                                   June 12, 1996
                                                           FOR IMMEDIATE RELEASE


                    MARKER INTERNATIONAL TO OWN 80 PERCENT OF
                                 DNR SPORTSYSTEM



Salt Lake City, Utah - Marker International (NASDAQ - MRKR) announced today that it has agreed to purchase an additional 55% of DNR Sportsystem Ltd., of Zurich, Switzerland bringing its total ownership to 80% of DNR.

DNR Sportsystem, a leader worldwide in the development, marketing and distribution of snowboards, snowboard boots and snowboard bindings, had sales of $44.0 million and net income of $5.6 million in its last fiscal year which ended December 31, 1995.

On a pro-forma basis, the results of the combined companies in Marker's fiscal year which ended March 31, 1996 would have shown sales of $131.9 million and earnings before interest, taxes, depreciation and amortization of $16.7 million.

DNR Sportsystem, which receives approximately 95% of its revenues from the sale of its hard goods products, including snowboards, snowboard boots and snowboard bindings had, as of May 30, 1996, orders for delivery in the upcoming 1996/1997 season of more than $50.2 million, compared to orders of approximately $42.8 million as of May 30, 1995, for delivery in the 1995/1996 season.

Marker will purchase the additional 55% of DNR Sportsystem from DNR's current shareholders for approximately $20.0 million. After the acquisition, Lucio Roffi, of Zurich, Switzerland, will continue as Chairman, Chief Executive Officer and a shareholder of DNR Sportsystem.

In commenting on the announcement, Marker's Chairman and CEO Hank Tauber said:
"DNR Sportsystem is one of the largest and most successful companies in the snowboard industry today and we are excited about the opportunities presented by this acquisition. Marker and DNR Sportsystem share similar business strategies in that they both concentrate on the development, production and sales of high quality, technologically advanced products."

Marker International, through its subsidiaries in the United States, Germany, Japan, Austria, Canada and Switzerland, is a leading manufacturer and marketer of alpine ski and snowboard bindings throughout the world, and had sales of $87.9 million and net income of $3.4 million in its last fiscal year which ended March 31, 1996.


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                                                   For More Information Contact:
                                                            Marker International
                                                                 Andrea Williams
                                                                    801-972-2100